UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

528877 103(1)

(CUSIP Number)

Xi Xiao

c/o K2 Partners II Limited

Room C, 20/F, Lucky Plaza, 315-321

Lockhart Road

Wan Chai

Hong Kong

Telephone: +852 3902-3783

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing two Class A Ordinary Shares.

1	Name of Reporting Persons Xi Xiao
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 47,098,256 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 47,098,256 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,098,256 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.4%
14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons KPartners Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 47,098,256 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 47,098,256 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,098,256 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.4%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Persons K2 Partners II GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 36,068,844 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 36,068,844 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,068,844 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Persons K2 Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 36,068,844 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 36,068,844 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,068,844 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0%
14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons K2 Partners II L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 36,068,844 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 36,068,844 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,068,844 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0%
14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons K2 Partners II Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 36,068,844 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 36,068,844 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,068,844 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0%
14	Type of Reporting Person (See Instructions) IV

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Shares”), of LexinFintech Holdings Ltd., a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 27/F, CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, the People’s Republic of China.

Item 2. Identity and Background

(a)-(c), (f) This Schedule 13D is being jointly filed by (i) Xi Xiao, a Singapore citizen, (ii) KPartners Limited, a Cayman Islands company, (iii) K2 Partners II GP, LLC, a Cayman Islands company, (iv) K2 Partners II GP, L.P., a Cayman Islands limited partnership, (v) K2 Partners II L.P., a Cayman Islands limited partnership, and (vi) K2 Partners II Limited, a Hong Kong company (collectively, the “Reporting Persons” and each, a “Reporting Persons”).

K2 Partners II Limited solely engages in investment holding and is solely owned by K2 Partners II L.P., whose general partner is K2 Partners II GP, L.P.  The general partner of K2 Partners II GP, L.P. is K2 Partners II GP, LLC, which is a majority-owned subsidiary of KPartners Limited. Xi Xiao is the controlling shareholder and a director of KPartners Limited. The principal business of the Reporting Persons is at Room C, 20/F, Lucky Plaza, 315-321, Lockhart Road, Wan Chai, Hong Kong.

(d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

On December 26, 2017, the Company completed its initial public offering (the “IPO”) of American depositary shares (“ADSs”), each representing two Shares.

Prior to the IPO, K2 Partners II Limited held 27,573,529 series A-1 preferred shares, 5,835,668 series A-2 preferred shares and 2,059,647 series B-1 preferred shares of the Company, which automatically converted into 35,468,844 Shares upon the completion of the IPO.  K2 Evergreen Partners Limited, a Hong Kong company indirectly controlled by KPartners Limited, held 11,029,412 series A-1 preferred shares of the Company, which automatically converted into 11,029,412 Shares upon the completion of the IPO.

K2 Partners II Limited purchased 300,000 ADSs offered in the IPO at the initial public offering price for a total price of US$2,700,000 and on the same terms as the other ADSs being offered in the IPO.  The source of the funds for the acquisition of the Company’s ADSs in the IPO was from working capital.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The Reporting Persons consummated the purchase described herein in order to acquire an interest in the Company for investment purposes. Each Reporting Person intends to review its investment on a regular basis and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.

Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of the foregoing matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Mr. Keyi Chen is a Company director nominated by one or more Reporting Persons.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in:

(i)                                     the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company,

(ii)                                  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company,

(iii)                               a sale or transfer of a material amount of assets of the Company,

(iv)                              any change in the present board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(v)                                 any material change in the present capitalization or dividend policy of the Company,

(vi)                              any other material change in the Company’s business or corporate structure,

(vii)                           changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person,

(viii)                        a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(ix)                              a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(x)                                 any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a), (b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote Shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote Shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of Shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of Shares, see Row 8 of the cover page of each Reporting Person. The percentage of Shares identified is based on 327,718,139 ordinary shares outstanding upon the completion of the IPO on December 26, 2017.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Shares or ADSs of the Company during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 is hereby incorporated by reference in this Item 6.

In connection with the Reporting Persons’ beneficial ownership of preferred shares of the Company prior to the IPO, K2 Partners II Limited and certain other investors entered into the Fourth Amended and Restated Shareholders Agreement dated October 21, 2017, which entitles K2 Partners II Limited, among other investors, to the registration of shares held by it, including demand registration rights, piggyback registration rights and Form F-3 registration rights. The Fourth Amended and Restated Shareholders Agreement also provides for certain other preferential rights, including right of participation, co-sale rights and preemptive rights. Except for the registration rights, all the preferential rights automatically terminated upon the completion of the Company’s IPO. This summary description does not purport to be complete, and is qualified in its entirety by the Fourth Amended and Restated Shareholders Agreement, a copy of which is filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 13, 2017 and is incorporated herein by reference.

In connection with the Company’s IPO, K2 Partners II Limited, together with other existing shareholders and executive officers and directors of the Company, entered into a Lock-Up Letter. Pursuant to such Lock-Up Letter, K2 Partners II Limited agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in the IPO, any ordinary shares or the ADSs of the Company or securities that are substantially similar to the ordinary shares or the ADSs of the Company, without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of the final prospectus in relation to the IPO. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Letter attached as Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 4 to the Company’s Registration Statement on Form F-1 with the Securities and Exchange Commission on December 14, 2017 and is incorporated herein by reference.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01                              Joint Filing Agreement by and between the Reporting Persons, dated January 4, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2018

Xi Xiao

/s/ Xi Xiao

KPartners Limited

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: Director

K2 Partners II GP, LLC

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: Director

K2 Partners II GP, L.P.

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: Director, for and on behalf of
K2 Partners II GP, LLC, General Partner

[Signature Page to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2018

K2 Partners II L.P.

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: For and on behalf of K2 Partners II GP, L.P., General Partner,
Director of, and for and on behalf of, K2 partners II GP, LLC, Sole General Partner of, and for and on behalf of, K2 Partners II GP, L.P.

K2 Partners II Limited

By:	/s/ Werkun Krzysztof
Name: Werkun Krzysztof
Title: Director

[Signature Page to Schedule 13D]